Exhibit 99.2

Romeo Systems, Inc.

4380 Ayers Avenue

Vernon, California 90058

December 14, 2020

To:	Romeo Systems, Inc. Securityholders

Re:	Important Documentation Related to Proposed Business Combination – YOUR RESPONSE IS REQUIRED

Dear Securityholder:

Enclosed for your review are the following important documents related to the proposed business combination between Romeo Systems, Inc. (“Romeo”) and RMG Acquisition Corporation (“RMG”) (NYSE: RMG), a publicly traded special purpose acquisition company:

1.	Proxy Statement/Consent Solicitation Statement/Prospectus (describing the proposed business combination and containing a copy of the Agreement and Plan of Merger pursuant to which the business combination will be effected, along with other important information)

2.	Written Consent of Stockholders of Romeo (pursuant to which Romeo stockholders are requested to approve the proposed business combination)

3.	Letter of Transmittal (pursuant to which holders of shares and convertible notes of Romeo can submit to receive the merger consideration in the proposed business combination)

All Romeo securityholders are encouraged to read the Proxy Statement/Consent Solicitation Statement/Prospectus in its entirety. If you are a Romeo stockholder, please sign and return the enclosed Action by Written Consent as soon as possible. If you hold shares or convertible notes of Romeo, you should complete and sign the enclosed Letter of Transmittal at your earliest convenience, so that you can receive the merger consideration in the proposed business combination after it is consummated.

If you have any questions in connection with the foregoing, please contact Romeo Systems, Inc., 4380 Ayers Avenue, Vernon, CA 90058, Attention: Investor Relations. Thank you for your attention to these matters.

/s/	Lionel E. Selwood, Jr.

Lionel E. Selwood, Jr.
Chief Executive Officer